Exhibit 12.1
Starbucks Corporation
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio Data)

	9 mos ended	For the fiscal year ended
	07/01/07	10/01/06	10/02/05	10/3/2004	9/28/2003	9/29/2002
Earnings (1)	$809,518	$906,243	$796,347	$620,634	$432,472	$335,965

Income from equity investees	(69,517)	(93,937)	(76,648)	(58,978)	(36,903)	(32,517)
Distributed income from equity investees	42,324	49,238	30,919	38,328	28,966	22,834
Minority interest in subsidiaries	662	963	521	285	236	802
Amortization of capitalized interest	217	141	—	—	—	—
Fixed charges, excluding capitalized interest	175,358	181,811	149,114	132,344	121,211	106,909

Total earnings available for fixed charges	$958,562	$1,044,459	$900,253	$732,613	$545,982	$433,993

Fixed charges:
Interest and debt expense (2)	$27,719	$11,138	$1,308	$370	$265	$303
Interest portion of rental expense	150,640	173,352	147,806	131,974	120,946	106,606

Total fixed charges	$178,359	$184,490	$149,114	$132,344	$121,211	$106,909

Ratio of earnings to fixed charges	5.4	5.7	6.0	5.5	4.5	4.1

(1)	Earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change.

(2)	Includes amortization of debt-related expenses and interest capitalized during the period.